1Bro launches TelUPay's proprietary mobile banking and payment service to their network of 30,000 agents.

NEW YORK, Oct. 9, 2014 /PRNewswire/ -- TelUPay International Inc. (OTCQB: TLPY) today makes the following announcement:

TelUPay International Inc., through its Philippine subsidiary, TelUPay (Philippines) Inc., has delivered a secure, mobile payment platform and signed a 5-year service agreement with 1Bro, one of the larger agent networks in the Philippines. The 1Bro-branded mobile payment service allows 30,000 1Bro agents to conduct balance inquiries, fund transfers, P2P remittances, mobile airtime and bill payment services for 1Bro's customers across the Philippines.

"We are very pleased to have such a resourceful network like 1Bro launch our mobile payment service in the Philippines," states Mr. Adrian Ansell, CEO of TelUPay. "1Bro and TelUPay have customized a next-generation, secure, mobile payment service specifically designed for the Filipino consumer."

"The customized product developed by TelUPay is a breakthrough in mobile payment technologies providing an easy and secure method of conducting business in real time," states Mr. Rico D. Lorredo, President of 1Bro.

"Most importantly, TelUPay's system provides a wider range of financial services empowering 1Bro's agents with additional sources of revenue, which will enable 1Bro to rapidly expand its agent network," adds Mr. Lorredo.

About 1Bro

1BRO Global Incorporated is engaged in network marketing in the Philippines with more than 30,000 agents and 40 business centers nationwide. 1BRO Global started as a distributor of airtime for Smart, Globe and Sun. Recently, 1BRO Global launched its unique business concept; 1BRO Express, "a division of 1BRO Global," which manages online ticketing, bill payments, remittances, eLoading (selling airtime) and 1BRO's Privilege Card.

About TelUPay International Inc.

TelUPay has developed the next generation of secure mobile banking and payments technology designed for banks, mobile operators, credit card companies, micro-finance and other financial institutions. TelUPay offers customized services and continuously develops new applications that drive new revenue streams for its clients. TelUPay's bank-grade mobile banking and payment service uses the most secure encryption technology available today for both the bank and the end-user. Services include; fund transfers, P2P remittances both domestically and internationally, bill payments, merchant payments, mobile airtime purchases, balance inquiries and a host of other services designed to provide the ultimate convenience to the consumer at the lowest possible cost.

Telupay International Inc is incorporated in Nevada, USA. For more information visit www.telupay.com.